Required Premium Analysis Assumes Current L Share Price of $43.16 Project Alphabet Notes Assumes 370MM U minority float and $43.16 L share price as of 1/10/05 As of 12/14/04 close - one day prior to initial discussions between L and U As of 1/10/05 1

Required Premium Analysis Assumes L Share Price of $50.00 Project Alphabet Notes Assumes 370MM U minority float and $50.00 L share price As of 12/14/04 close - one day prior to initial discussions between L and U As of 1/10/05 1